Exhibit 21.1
List of Subsidiaries of Rapid7, Inc.

IntSights Cyber Intelligence Ltd.	Israel
Rapid7 Australia Pty Ltd.	Australia
Rapid7 Canada, Inc.	Canada
Rapid7 Czech Republic s.r.o.	Czech Republic
Rapid7 Germany GmbH	Germany
Rapid7 France SAS	France
Rapid7 International Group Limited	United Kingdom
Rapid7 International Holdings Limited	United Kingdom
Rapid7 International Limited	United Kingdom
Rapid7 Ireland Limited	Ireland
Rapid7 Japan KK	Japan
Rapid7 LLC	United States
Rapid7 Netherlands B.V.	Netherlands
Rapid7 Public Sector LLC	United States
Rapid7 Singapore Pte. Ltd.	Singapore
Rapid7 Spain S.L.	Spain
Rapid7 Sweden AB	Sweden
Velocidex Enterprises Pty.	Australia
Rapid7 India Technologies Ltd.	India
Rapid7 Middle East FZ-LLC	United Arab Emirates